Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.            Yes  ☐            No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED NOVEMBER 12, 2008

Exhibit 99.2 — Press Release	11
PRESS RELEASE DATED NOVEMBER 12, 2008

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Benson Tsang
	Name:	Benson Tsang
	Title:	Chief Financial Officer

Date: November 13, 2008

3

Exhibit 99.1

WuXi PharmaTech Announces Third Quarter 2008 Results

Third Quarter Net Revenues Up 98% and Adjusted EBITDA Up 70% Year-Over-Year

SHANGHAI, China – November 12, 2008 – WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading pharmaceutical, biotechnology and medical device research and development outsourcing company with operations in China and the United States, today announced its unaudited financial results for the third quarter ended September 30, 2008. During the quarter, WuXi’s net revenue increased 98% year-over-year to $67.5 million, and diluted earnings per ADS were $0.10.

Commenting on the third quarter 2008 results, Dr. Ge Li, Chairman and Chief Executive Officer of WuXi PharmaTech, said, “WuXi continues to deliver strong revenue and profitability growth, as reflected in 98% year-over-year top-line revenue and 70% adjusted EBITDA growth. As we disclosed in the pre-announcement, the constricted biotech financing environment is impacting the CRO industry. However, we believe the need for outsourced development and manufacturing services will continue to be robust in the longer term. WuXi will continually work with WuXi’s customers to bring their programs from bench to the market sooner and less costly.

“We are dedicated to maintaining and expanding WuXi’s preferred provider status with our customers. In addition to delivering high-quality, IP-protected services efficiently, we will continue to position WuXi for the future to improve the success of discovery and shorten development time for our customers. This commitment requires us to expand WuXi’s capacity and capabilities to meet our customers’ expanding needs, from the bench to the market.”

Third Quarter 2008 Financial Results

(Unaudited, U.S. Dollars in Millions)

	GAAP			Non-GAAP
	The third quarter of			The third quarter of
	2008	2007	% Growth	2008	2007	% Growth
Net Revenue	$67.5	$34.0	98%	$67.5	$34.0	98%
Laboratory Services	47.0	26.7	76%	47.0	26.7	76%
Manufacturing Services	20.5	7.3	180%	20.5	7.3	180%

Gross Profit	22.8	16.0	43%	27.4	16.3	68%
Laboratory Services	19.4	12.9	51%	22.8	13.2	73%
Manufacturing Services	3.4	3.1	9%	4.6	3.1	48%

Operating Income	9.0	7.5	20%	16.1	9.0	79%
Net Income	7.3	8.6	(16)%	12.8	10.1	26%

EBITDA	16.8	10.2	64%	19.9	11.7	70%

Numbers presented on a non-GAAP basis exclude share-based compensation expenses, amortization of acquired intangible assets and deferred tax impact on acquired intangible assets. The non-GAAP measures are described below and reconciled to the corresponding GAAP measure in the section below titled “Use of Non-GAAP Financial Measures”.

The Company’s Laboratory Services include discovery chemistry, service biology, toxicology, pharmaceutical development, analytical services, biopharmaceutical and medical device testing. Net revenues from Laboratory Services increased 76% to $47.0 million in the third quarter 2008 from $26.7 million in the third quarter 2007. Gross profit increased 51% in the third quarter 2008 from $12.9 million in the third quarter 2007. Third quarter 2008 GAAP gross margin was 41%, and non-GAAP gross margin was 49%.

The Manufacturing Services segment focuses on advanced intermediates, active pharmaceutical ingredients (APIs), and biologics-based manufacturing, testing and related services. Net revenues from Manufacturing Services increased 180% to $20.5 million in the third quarter 2008 from $7.3 million in the third quarter 2007. Gross profit increased 9% in the third quarter 2008 from $3.1 million in the third quarter 2007. Third quarter 2008 GAAP gross margin was 16%, and non-GAAP gross margin was 23%.

Revised Full Year 2008 Guidance Confirmed

WuXi confirms its net revenue guidance of $260 to $265 million for the full year 2008, as announced in October 2008. This represents year-over-year revenue growth ranging from 92% to 96%.

WuXi also confirms full-year adjusted EBITDA is expected to be in the range of $70 to $75 million (The forecast excludes any potential future impairment charges and further mark-to-market adjustments on foreign currency forward contracts, if any).

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 9:00 pm (Beijing/Hong Kong) on Thursday, November 13, 2008, to discuss its 2008 third quarter financial results and recent business activities. The conference call may be accessed by calling:

(US) 866-586-2813

(China, Northern Region) 10-800-611-0127

(China, Southern Region) 10-800-361-0079

(HK) 800-965-808

(UK) 0-800-056-9662

(International) +61-2-8524-6650.

Conference ID: 70474888.

A telephone replay will be available two hours after the call’s completion until December 14, 2008, at:

(US) 866-214-5335

(HK) 800-901-596

(China) 10-800-140-0386

(UK) 0-800-731-7846

(International) +61-2-8235-5000.

Passcode: 70474888.

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Use of Non-GAAP Financial Measures

We have provided the third quarter 2007 and 2008 gross profit, operating income, net income on a non-GAAP basis, which excludes share-based compensation expenses, amortization of acquired intangible assets and deferred tax impact on acquired intangible assets. Adjusted EBITDA refers to EBITDA excluding share-based compensation expenses. The Company believes both management and investors benefit from referring to these non-GAAP financial measures (including adjusted EBITDA) in assessing the Company’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures (including adjusted EBITDA) are useful for understanding and assessing underlying business performance and operating trends. The Company expects to provide gross profit, operating income, net income on a non-GAAP basis using a consistent method on a quarterly basis going forward.

Readers are cautioned not to view non-GAAP results (including adjusted EBITDA) on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of non-GAAP measures to GAAP measures for the indicated periods attached hereto.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others, expected net revenue and EBITDA levels for 2008; the global trends in outsourced R&D and manufacturing; and anticipated changes in the pharma business model and the opportunities presented to WuXi as a result of those changes.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among other factors, uncertainty in the global economy may adversely impact our business and the trends for outsourced R&D and manufacturing; Pharma companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; we may not maintain our preferred provider status with our clients; and may be unable to successfully expand our capabilities to meet client needs. In addition other factors that could cause our actual results to differ from what we currently anticipate include our limited operating history; failure to generate sufficient future cash flows or secure any required future financing on acceptable terms or at all; failure to retain key personnel; effective integration of products and services from AppTec; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; dependency upon the continued service of our senior management and key scientific personnel and ability to retain our existing customers or expand our customer base. The financial information contained in this release should be read in conjunction with the consolidated and pro forma financial statements and notes thereto included in our 2007 Annual Report on Form 20-F filed with available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 10 of our 2007 Annual Report on Form 20-F. Our results of operations for the third quarter 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward- looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Form more information, please contact:

Debra Yu, MD

Vice President Strategy

WuXi PharmaTech (Cayman) Inc.

+1-215-218-5559

ir@wuxiapptec.com

Dr. Hai Mi

Executive Director of Investor Relations and Business Planning

WuXi PharmaTech (Cayman) Inc.

+86 (21) 5046-3726

ir@wuxiapptec.com

Juliane Snowden

Vice President of Investor Relations

Burns McClellan

+1-212-213-0006

Jsnowden@burnsmc.com

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of US Dollars, except ordinary share, ADS and par value data)

	September 30, 2008	December 31, 2007
Assets:
Current assets:
Cash and cash equivalents	73,274	213,585
Restricted cash	5,070	5,526
Short-term investment	14,666	—
Accounts receivable, net	46,398	18,199
Inventories	12,821	13,352
Prepaid expenses and other current assets	13,229	11,215

Total current assets	165,458	261,877
Non-current assets:
Goodwill	102,255	—
Property, plant and equipment, net	153,681	73,634
Intangible assets, net	37,421	921
Land use rights, net	5,426	5,160
Other non-current assets	1,944	2,183

Total non-current assets	300,727	81,898

Total assets	466,185	343,775

Liabilities and shareholders’ equity:
Current liabilities:
Short-term and current portion of long-term debt	10,180	—
Accounts payable	15,211	7,216
Accrued expenses	12,113	12,279
Deferred revenue	11,452	19,706
Advanced subsidies	1,858	1,077
Other taxes payable	19,455	4,060
Other current liabilities	11,346	1,233

Total current liabilities	81,615	45,571
Non-current liabilities:
Long-term debt, excluding current portion	4,366	4,108
Advanced subsidies	2,144	1,529
Convertible notes	35,864	40,988
Deferred tax liabilities	15,743	181
Other non-current liabilities	3,058	—

Total non-current liabilities	61,175	46,806

Total liabilities	142,790	92,377

Shareholders’ equity:
Ordinary shares (Note 1), ($0.02 par value, 5,002,500,000 authorized 525,020,598 and 492,226,776 issued and outstanding as of September 30, 2008 and December 31, 2007, respectively)	10,500	9,845
Additional paid-in capital	320,982	291,020
Accumulated deficit	(27,654)	(57,302)
Accumulated other comprehensive income	19,567	7,835

Total shareholders’ equity	323,395	251,398

Total liabilities and shareholders’ equity	466,185	343,775

Note 1: Eight (8) ordinary shares are equal to one (1) ADS

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(In thousands of U.S. dollars, except share data and per share data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2008	2007	%	2008	2007	%
Net revenues:
Laboratory services	46,990	26,744	76%	130,653	73,539	78%
Manufacturing services	20,482	7,305	180%	64,715	24,572	163%

Total net revenues	67,472	34,049	98%	195,368	98,111	99%

Cost of revenues:
Laboratory services	(27,556)	(13,843)		(74,652)	(36,499)
Manufacturing services	(17,105)	(4,206)		(51,549)	(14,666)

Total cost of revenues	(44,661)	(18,049)		(126,201)	(51,165)

Gross Profit	22,811	16,000	43%	69,167	46,946	47%

Operating expenses:
Selling and marketing expenses	(2,068)	(468)	342%	(5,427)	(1,683)	222%
General and administrative expenses	(11,731)	(8,032)	46%	(35,342)	(24,415)	45%

Total operating expenses	(13,799)	(8,500)	62%	(40,769)	(26,098)	56%

Operating income	9,012	7,500	20%	28,398	20,848	36%

Other income (expenses), net:
Other income (expenses), net	(1,067)	(9)		(541)	842
Interest income (expenses), net	148	1,334		644	589

Total other income (expenses), net	(919)	1,325		103	1,431

Income before income taxes	8,093	8,825	(8)%	28,501	22,279	28%

Income taxes	(826)	(178)		1,147	(507)

Net income	7,267	8,647	(16)%	29,648	21,772	36%

Amount attributed to:
Deemed dividend on issuance and repurchase of preference shares	—	—		—	(7,612)
Amounts allocated to preference shares for participating rights to dividends	—	(1,779)		—	(5,729)
Income attributable to holders of ADS (Note 2):

Basic	7,267	6,868		29,648	8,431

Diluted	7,267	6,898		29,648	8,431

Basic earnings per ADS (Note 2)	0.11	0.15		0.47	0.27
Diluted earnings per ADS (Note 2)	0.10	0.12		0.41	0.22

Weighted average ADS outstanding - basic (Note 2)	64,531,068	44,774,893		63,010,497	30,860,969
Weighted average ADS outstanding - diluted (Note 2)	72,931,421	55,496,657		72,859,672	37,772,585

Note 2 : One (1) ADS equals eight (8) ordinary shares

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF NON-GAAP TO GAAP

(in thousands of U.S. Dollars, except share data and par value data)

	Three Months Ended September 30			Nine Months Ended September 30,
	2008	2007	%	2008	2007	%
Non-GAAP Reconciliation

GAAP gross profit	22,811	16,000	43%	69,167	46,946	47%
GAAP gross margin	34%	47%		35%	48%
Adjustments:
Share-based compensation	672	310		2,016	1,720
Amortization of acquired intangible assets	3,950	—		10,532	—
Non-GAAP gross profit	27,433	16,310	68%	81,715	48,666	68%
Non-GAAP gross margin	41%	48%		42%	50%

GAAP operating income	9,012	7,500	20%	28,398	20,848	36%
GAAP operating margin	13%	22%		15%	21%
Adjustments:
Share-based compensation	3,128	1,475		9,526	6,261
Amortization of acquired intangible assets	3,950	—		10,532	—
Non-GAAP operating income	16,090	8,975	79%	48,456	27,109	79%
Non-GAAP operating margin	24%	26%		25%	28%

GAAP net income	7,267	8,647	(16)%	29,648	21,772	36%
GAAP net margin	11%	25%		15%	22%
Adjustments:
Share-based compensation	3,128	1,475		9,526	6,261
Amortization of acquired intangible assets	3,950	—		10,532	—
Deferred tax impact related to acquired intangible assets	(1,548)	—		(4,129)	—
Non-GAAP net income	12,797	10,122	26%	45,577	28,033	63%
Non-GAAP net margin	19%	30%		23%	29%

GAAP net income	7,267	8,647		29,648	21,772
Add back:
Depreciation and amortization	8,797	2,724		23,594	6,223
Interest income (expenses), net	(148)	(1,334)		(644)	(589)
Income taxes	826	178		(1,147)	507
EBITDA	16,742	10,215	64%	51,451	27,913	84%
Adjustments:
Share-based compensation	3,128	1,475		9,526	6,261
Adjusted EBITDA	19,870	11,690	70%	60,977	34,174	78%

Income attributable to holders of ADS (Non-GAAP):
Basic	12,797	8,039		45,577	16,690
Diluted	12,797	8,069		45,577	16,690

Basic earnings per ADS (Non-GAAP)	0.20	0.18		0.72	0.54
Diluted earnings per ADS (Non-GAAP)	0.18	0.15		0.63	0.44
Weighted average ADS outstanding - basic	64,531,068	44,774,893		63,010,497	30,860,969
Weighted average ADS outstanding - diluted	72,931,421	55,496,657		72,859,672	37,772,585

EXHIBIT 99.2

WuXi PharmaTech Appoints Ying Han to Its Board of Directors

SHANGHAI, China, November 12, 2008 – WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading pharmaceutical, biotechnology and medical device research and development outsourcing company with operations in China and the United States, today announced that it has appointed Ms. Ying Han to its Board of Directors.

From 1998 to 2006, Ms. Han worked for NASDAQ-listed Asiainfo as Chief Financial Officer and Executive Vice President. Earlier she spent 10 years in Hewlett Packard (China), serving in various functions until assuming the responsibility of Chief Controller and Business Development Director. Ms. Han is currently an advisor to Warburg Pincus, a leading global private equity firm.

“We are very pleased to welcome Ying on board to further enhance the supervision and conduct of our overall business and financial affairs,” commented Dr. Ge Li, Chairman and Chief Executive Officer of WuXi PharmaTech. “Ying’s addition to our board with her invaluable finance and business experience will help WuXi better manage its business and financial system and ultimately increase the overall value of WuXi.”

Ms. Han received a college degree in Western Accounting from Xiamen University, China.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology and medical device companies a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. The operating subsidiaries of WuXi PharmaTech are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com .

For more information, please contact:

  Sherry Shao

  WuXi PharmaTech (Cayman) Inc.

  Tel: +86-21-5046-4002

  Email: pr@wuxiapptec.com